Exhibit 99.1

Broadcom Presents Best and Final Offer for Qualcomm of $82.00 Per Share

Significantly Improved Offer Represents 50% Premium to Qualcomm’s Unaffected Share Price on November 2, 2017, and 56% Premium to Qualcomm’s Unaffected 30-day Volume-weighted Average Price

Offer Includes More Broadcom Stock to Provide Greater Opportunity for Qualcomm Stockholders to Share in Transaction Benefits

Broadcom Willing to Provide Regulatory Ticking Fee and Significant Reverse Termination Fee

Broadcom Also Willing to Make Strong Regulatory Commitments

Broadcom Has Fully Negotiated Committed Financing, Including Convertible Debt Financing with Silver Lake

Invites Two Qualcomm Directors, including Paul Jacobs, to Join Combined Company’s Board

SAN JOSE, Calif. – Feb. 5, 2018 – Broadcom Limited (NASDAQ: AVGO) (“Broadcom”) today announced that it has made a best and final offer to acquire all of the outstanding shares of common stock of Qualcomm Incorporated (NASDAQ: QCOM) (“Qualcomm”). Under the terms of the offer, Qualcomm stockholders would receive an aggregate of $82.00 per each Qualcomm share, consisting of $60.00 in cash and the remainder in Broadcom shares.

The significantly improved offer, which has been unanimously approved by the Board of Directors of Broadcom, represents a 50% premium over the closing price of Qualcomm common stock on November 2, 2017, the last unaffected trading day prior to media speculation regarding a potential transaction, and a premium of 56% to Qualcomm’s unaffected 30-day volume-weighted average price.

Broadcom’s improved offer is premised on either Qualcomm acquiring NXP Semiconductors N.V. (“NXP”) on the currently disclosed terms of $110 per NXP share or the transaction being terminated and is also premised on Qualcomm not delaying or adjourning its annual meeting past March 6, 2018.

Broadcom remains confident that the proposed transaction would be completed within approximately 12 months following the signing of a definitive agreement.

Additional details regarding the terms of the improved offer were included in a letter delivered by Broadcom to the Qualcomm board of directors. Broadcom believes this offer is vastly superior to Qualcomm’s standalone prospects, with or without the closing of the NXP transaction, and remains hopeful the Qualcomm board of directors will act responsibly on behalf of Qualcomm stockholders and engage with Broadcom on this offer without further delay. The full text of the letter sent to Qualcomm is below:

February 5, 2018

Board of Directors

Qualcomm Incorporated

5775 Morehouse Drive

San Diego, CA 92121

Dear Members of the Board of Directors:

Broadcom remains committed to acquiring Qualcomm, and we write to present to you our best and final offer.

•	Broadcom is prepared to acquire Qualcomm for an aggregate of $82.00 per Qualcomm share, consisting of $60.00 in cash and the remainder in Broadcom shares.

•	Broadcom is prepared to pay a “ticking fee” providing for an increase in the cash consideration payable to Qualcomm stockholders if the transaction is not consummated by the one-year anniversary of entering into a definitive agreement.

•	Broadcom is prepared to pay to Qualcomm a significant “reverse termination fee” in an amount appropriate for a transaction of this size in the unlikely event we are unable to obtain required regulatory approvals.

•	Broadcom is willing to agree to a regulatory efforts provision that is at least as favorable as the one Qualcomm provided to NXP.

•	Broadcom has fully negotiated commitment papers with its financing sources in an amount sufficient to fully fund the transaction.

•	The Broadcom Board is prepared to invite Paul Jacobs and one other current Qualcomm director to join the combined company’s board upon completion of the transaction.

Our offer is premised on the following conditions:

•	Either Qualcomm acquiring NXP on the currently disclosed terms of $110 per NXP share or the transaction being terminated.

•	Qualcomm not delaying or adjourning its annual meeting past March 6, 2018.

Broadcom’s offer represents a 50% premium over the closing price of Qualcomm common stock on November 2, 2017, the last unaffected trading day prior to media speculation regarding a potential transaction, and a premium of 56% to Qualcomm’s unaffected 30-day volume-weighted average price.

Our proposal includes substantially more Broadcom stock, which will allow Qualcomm stockholders a greater opportunity to participate in the upside created by the combined company’s strategic and operational advantages. Broadcom’s track record demonstrates our ability to consistently accelerate share price appreciation following acquisitions and indicates a substantial likelihood that we will exceed our synergies expectations.

This proposal to acquire Qualcomm is extremely compelling compared to any other alternative available to Qualcomm, with or without the acquisition of NXP, and we believe any responsible board would engage with us, without further delay, to turn this proposal into an executed definitive agreement. We continue to hope you choose to engage with us for the benefit of your stockholders. However, we will withdraw this proposal and cease our pursuit of Qualcomm immediately following your upcoming annual meeting unless we have entered into a definitive agreement or the Broadcom-nominated slate is elected.

This letter does not constitute a binding obligation or commitment of either company to proceed with any transaction. No such obligations will in any event be imposed on either party unless and until a mutually acceptable definitive agreement is formally entered into by both parties.

Sincerely,

/s/ Hock Tan

Hock Tan

President and Chief Executive Officer

A presentation regarding the proposal has been filed with the SEC and is available on Broadcom’s Investor Relations website and www.AVGO-QCOM.com.

On January 5, 2018, Broadcom filed definitive proxy materials in connection with its solicitation of proxies to elect 11 independent, highly qualified nominees to the Qualcomm Board of Directors at Qualcomm’s 2018 Annual Meeting of Stockholders, which Qualcomm has announced will be held on March 6, 2018.

Advisors

Moelis & Company LLC, Citi, Deutsche Bank, J.P. Morgan, BofA Merrill Lynch, Morgan Stanley and Wells Fargo Securities are acting as financial advisors to Broadcom. Wachtell, Lipton, Rosen & Katz, Latham & Watkins LLP and Simpson Thacher & Bartlett LLP are acting as legal counsel.

About Broadcom Limited

Broadcom Limited (NASDAQ:AVGO) is a leading designer, developer and global supplier of a broad range of digital and analog semiconductor connectivity solutions. Broadcom Limited’s extensive product portfolio serves four primary end markets: wired infrastructure, wireless communications, enterprise storage and industrial & other. Applications for our products in these end markets include: data center networking, home connectivity, set-top box, broadband access, telecommunications equipment, smartphones and base stations, data center servers and storage, factory automation, power generation and alternative energy systems, and electronic displays.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of acquisitions, (iii) our plans, objectives and intentions with respect to future operations and products, (iv) our competitive position and opportunities, (v) the impact of acquisitions on the market for our products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Particular uncertainties that could materially affect future results include risks associated with our proposal to acquire Qualcomm, including: (i) uncertainty regarding the ultimate outcome or terms of any possible transaction between Broadcom and Qualcomm, including as to whether Qualcomm will cooperate with us regarding the proposed transaction, (ii) the effects of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers, (iii) the timing of the proposed transaction, (iv) the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholders approvals), and (v) other risks related to the completion of the proposed transaction and actions related thereto; any loss of our significant customers and fluctuations in the timing and volume of significant customer demand; our dependence on contract manufacturing and outsourced supply chain; our dependency on a limited number of suppliers; any acquisitions we may make, such as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with our existing businesses and our ability to achieve the growth prospects and synergies expected by such acquisitions; our ability to accurately estimate customers’ demand and adjust our manufacturing and supply chain accordingly; our significant indebtedness, including the need to generate sufficient cash flows to service and repay such debt; dependence on a small number of markets and the rate of growth in these markets; dependence on and risks associated with distributors of our products; dependence on senior management; quarterly and annual fluctuations in our operating results; global economic conditions and concerns; our proposed redomiciliation of our ultimate parent company to the United States; our competitive performance and ability to continue achieving design wins with our customers, as well as the timing of any design wins; prolonged disruptions of our or our contract manufacturers’ manufacturing facilities or other significant operations; our ability to improve our manufacturing efficiency and quality; our dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain or improve gross margin; our overall cash tax costs, legislation that may impact our overall cash tax costs and our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product warranty and indemnification claims; cyclicality in the semiconductor industry or in our target markets; our ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which our products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

Our filings with the Securities and Exchange Commission (“SEC”), which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Broadcom has made for an acquisition of Qualcomm and Broadcom’s intention to solicit proxies for the election of Broadcom nominees to the Qualcomm Board and certain other proposals at Qualcomm’s 2018 annual meeting of stockholders. Broadcom filed a definitive proxy statement with the SEC on January 5, 2018 in connection with the solicitation of proxies for Qualcomm’s 2018 annual meeting of stockholders and may file other proxy solicitation materials in connection therewith. Broadcom has also commenced mailing its definitive proxy statement to Qualcomm stockholders.

In addition, in furtherance of the acquisition proposal and subject to future developments, Broadcom (and, if a negotiated transaction is agreed, Qualcomm) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Broadcom and/or Qualcomm may file with the SEC in connection with the proposed transaction.

Investors and security holders of Broadcom and Qualcomm are urged to read the proxy statement(s), registration statement(s), tender offer statement(s), prospectus(es) and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction and solicitation. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Broadcom and/or Qualcomm, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Broadcom through the web site maintained by the SEC at http://www.sec.gov.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation

Broadcom, certain of its subsidiaries, its directors and executive officers, other members of management and employees and the nominees described above may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction, including with respect to Qualcomm’s 2018 annual meeting of stockholders. You can find information about Broadcom’s executive officers and directors in Broadcom’s definitive proxy statement filed with the SEC on February 17, 2017. Information about the Broadcom nominees is included in the definitive proxy statement that Broadcom has filed with the SEC. Additional information regarding the interests of such potential participants is included or will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed or to be filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov.

Investors:

Ashish Saran

Broadcom Limited

Investor Relations

408-433-8000

investor.relations@broadcom.com

Or

Tom Germinario / Rick Grubaugh

D.F. King & Co., Inc.

212-269-5550

Media:

Joele Frank / Steve Frankel / Andi Rose

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449